1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 11, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/07/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/06/11 :	Replacement of Representatives of Juristic Person Directors.

2. Announcement on 2008/06/11 :	Clarification of the report that Chunghwa Telecom Co., Ltd. won the order for AVL (automatic vehicle location) equipments from Hotai Motor Co., Ltd.

3. Announcement on 2008/06/11 :	Clarification of the report that Chunghwa Telecom will conduct a capital reduction program in the third quarter of 2008.

4. Announcement on 2008/06/18 :	Case of claiming amende on patent tort by GigaMedia.

5. Announcement on 2008/06/19 :	Important Resolutions of Annual General Meeting for the year 2008.

6. Announcement on 2008/06/20 :	Procurement for SD/HD content digital translation system expansion, etc.

7. Announcement on 2008/06/23 :	Clarification of the report that TECOM obtained lead in ROADM tender of Chunghwa Telecom.

8. Announcement on 2008/06/23 :	Clarification of the report about Chunghwa planning to set up a joint venture with TOT to provide ADSL service in Thailand.

9. Announcement on 2008/06/23 :	Correction of EPS Information for Year 2000 and 1999 on M.O.P.S.

10. Announcement on 2008/06/27 :	To announce that the board resolved major resolutions.

11. Announcement on 2008/06/27 :	The Board resolved to establish subsidiaries in Japan and Singapore.

12. Announcement on 2008/06/27 :	The Board resolved to increase capital from capital surplus and issue new shares.

13. Announcement on 2008/06/27 :	The Board resolved a capital reduction program.

14. Announcement on 2008/06/27 :	The Board resolved to increase capital from capital surplus and issue new shares.

15. Announcement on 2008/06/27 :	Chunghwa Telecom’s board of directors resolved to convene the Company’s extraordinary general shareholders’ meeting on August 14, 2008.

16. Announcement on 2008/07/01 :	Announcement of the procurement of ROADM Network Equipment totaled NT$532,444,776

17. Announcement on 2008/07/03 :	Replacement of Representatives of Juristic Person Supervisor.

18. Announcement on 2008/07/03 :	Clarification of the report Sep. 30, 2008 be the ex-date for 2007 cash and stock dividend and Oct. 30 be the payment date of cash dividend.

19. Announcement on 2008/07/08 :	Announcement of the procurement of Expansion of High Performance Edge Router Network Device.

20. Announcement on 2008/07/10 :	Chunghwa Telecom announces its unaudited revenue for June under ROC GAAP.

21. Announcement on 2008/07/10 :	Announcement of the Company’s acting spokesperson.

22. Announcement on 2008/07/10 :	June 2008 sales.

EXHIBIT 1

Replacement of Representatives of Juristic Person Directors.

Date of events: 2008/06/11

Contents:

1. Date of occurrence of the change: 2008/06/11

2. Name and resume of the replaced person: Oliver F.L. Yu; Representative Director from MOTC; MBA, Department of Transportation Communication Management Science, National Cheng Kung University; Political Deputy Minister of the Ministry of Transportation and Communications.

3. Name and resume of the replacement: Chiou-Chien Chang; Representative Director from MOTC; BS, Department of Transportation Communication Management Science, National Cheng Kung University; Vice Minister of the Ministry of Transportation and Communications.

4. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment”): discharge, new appointment

5. Reason for the change: In accordance with the provisions set forth in Article 27 of Company Law.

6. Number of shares held by the new director at the time of appointment: 3,407,782,984 shares

7. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

8. Effective date of the new appointment: 2008/06/11

9. Rate of turnover of directors of the same term: 0%

10. Any other matters that need to be specified: None.

EXHIBIT 2

Clarification of the report that Chunghwa Telecom Co., Ltd. won the order for AVL (automatic vehicle location) equipments from Hotai Motor Co., Ltd.

Date of events: 2008/06/11

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/06/11

3. Content of the report: Chunghwa Telecom’s won the order for AVL (automatic vehicle location) equipments from Hotai Motor Co., Ltd.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom Co., Ltd. did not win the order for AVL (automatic vehicle location) equipments from Hotai Motor Co., Ltd. or its affiliate companies.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Clarification of the report that Chunghwa Telecom will conduct a capital reduction program in the third quarter of 2008.

Date of events: 2008/06/11

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/06/11

3. Content of the report: Chunghwa Telecom’s will conduct a capital reduction program in the third quarter of 2008

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: If there is any approval in the board of directors regarding capital reduction, the company will make an official announcement in accordance with the regulation

The company currently has no commentary on the matter.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

Case of claiming amende on patent tort by GigaMedia.

Date of events: 2008/06/12

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: The Party to the legal matter is GigaMedia; Disposing agency is Taiwan Taipei District Court

2. Date of occurrence of the event: 2008/06/12

3. Background and circumstances of the matter (including the property/subject matter under dispute): GigaMedia asked for assumpsit of patent infringement

4. Course and progression of handling of the matter: Accepted plaint from the Court

5. Effect on company finances and business and estimated monetary amount of the effect: Amount that GigaMedia asked for assumpsit of patent infringement is NT$500 million.

6. Countermeasures and status of amelioration: We are studying and analyzing the plaint

7. Any other matters that need to be specified: We have commended the authentication to China Industrial & Commercial Research Institute. And the result of the authentication is that our service is not relevant of GigaMedia’s patent

EXHIBIT 5

Important Resolutions of Annual General Meeting for the year 2008.

Date of events: 2008/06/19

Contents:

1. Date of the shareholders’ meeting: 2008/06/19

2. Important resolutions:

(1) Recognizing the Company’s operation reports and financial statements for the year 2007.

(2) Recognizing the Company’s net income distribution proposal for the year 2007. The dividend per share for common and preference shares is NT$4.26 in cash.

(3) Approving the amendment to the Company’s Articles of Incorporation for Article 2, Article 6 and Article 14.

(4) the increase of the Company’s capital from earning and issuance of new shares

(5) Approving the amendment to the Company’s Procedures of Acquisitions or Disposition of Assets.

3. Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4. Any other matters that need to be specified: none

EXHIBIT 6

Procurement for SD/HD content digital translation system expansion, etc.

Date of events: 2008/06/20

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): SD/HD content digital translation system expansion, etc.

2. Date of the occurrence of the event: 2007/06/21~2008/06/20

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$506,392,018

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Material of CHT

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 7

Clarification of the report that TECOM obtained lead in ROADM tender of Chunghwa Telecom.

Date of events: 2008/06/21

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/06/21

3. Content of the report: Regarding Chunghwa Telecom’s Reconfigureable Optical Add-Drop Multiplexer (ROADM) tender, TECOM Co., Ltd, acts as agent for ERICSSON, obtained the lead to price negotiation and future expansion. The business scale is estimated to a billion Taiwan Dollar.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: On June 17, 2008, TECOM Co., Ltd. was invited to participate in the tender of 2008 Reconfigureable Optical Add-Drop Multiplexer (ROADM) network system, and obtained the lead to price negotiation. It’s reported as a billion-dollar business opportunity, but the accurate amount is undetermined since this tender has not entered into the negotiation stage. At present, the amount for future expansion has not been listed in budget yet.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Clarification of the report about Chunghwa planning to set up a joint venture with TOT to provide ADSL service in Thailand.

Date of events: 2008/06/23

Contents:

1. Name of the reporting media: Apple Daily

2. Date of the report: 2008/06/23

3. Content of the report: Chunghwa plans to set up a joint venture with the Thai telecom company, TOT, to provide ADSL service in Thailand.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: CHT follows its internal procedures to evaluate each investment project, and will make official announcement in accordance with the regulation. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Correction of EPS Information for Year 2000 and 1999 on M.O.P.S.

Date of events: 2008/06/23

Contents:

1. Date of occurrence of the event: 2008/06/23

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The correct EPS of the Company were NT$6.51 and NT$5.36 for year 2000 and 1999 respectively. However, the Company didn’t accurately follow the input requirement that the decimal point of EPS numbers should be omitted, hence EPS for these two years were incorrectly shown as NT$0.07 (0.0651) and NT$0.05 (0.0536) on M.O.P.S. respectively.

6. Countermeasures: None

7. Any other matters that need to be specified: The financial reports of the Company filed on M.O.P.S. for year 2000 and 1999 are correct, and only the above EPS numbers under the “income statement” sector of Chinese version on M.O.P.S. are needed to be corrected.

EXHIBIT 10

To announce that the board resolved major resolutions.

Date of events: 2008/06/27

Contents:

1. Date of occurrence of the event: 2008/06/27

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Following resolutions were approved by the board:

(1)	Resolved to increase capital from capital surplus and issue new shares.

(2)	Resolved a capital reduction program.

(3)	In order to vitalize the land assets, Chunghwa would negotiate with local governments to rezone government usage land and telecom usage land into general usage ones. Also, CHT would provide reasonable reward to local governments for rezoning.

(4)	Approved the appointment of Joseph C. P. Shieh to serve a concurrent post as the Chairman of Chunghwa Investment Company and Lee Shyh-chin as the President of the company.

(5)	Approved the appointment of Chun-Ming Hsieh to serve a concurrent post as the Chairman of Taisel.

(6)	Approved the appointment of Tai-Fen Leng to serve a concurrent post as the Chairman of Chunghwa Telecom Singapore Pte. Ltd. and De-Chiang Huang as the President of the company.

(7)	Approved the appointment of Hui-Min Wang to serve a concurrent post as the Chairman of Chunghwa Telecom Japan Co., Ltd. and Tsung-Tai Chou as the President of the company.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

The Board resolved to establish subsidiaries in Japan and Singapore.

Date of events: 2008/06/27

Contents:

1. Date of the resolution by the board of directors or shareholders’ meeting: 2008/06/27

2. Content of the investment plan: To establish subsidiaries in Japan and Singapore

3. Anticipated date of execution of the investment: Expected in the third quarter of 2008

4. Source of funds: 100% owned by Chunghwa Telecom

5. Concrete purpose/objective: The subsidiaries in Japan and Singapore will apply for local telecommunication services licenses. The Company is expecting the subsidiaries to help expand its overseas business and revenues.

6. Any other matters that need to be specified: None

EXHIBIT 12

The Board resolved to increase capital from capital surplus and issue new shares.

Date of events: 2008/06/27

Contents:

1. Date of the board of directors resolution: 2008/06/27

2. Type and monetary amount of dividend distribution: increase capital from capital surplus. Total amount of the issuance is NT$19,115,553,820.

3. Any other matters that need to be specified: Each shareholder will be entitled to receive a stock dividend of 200 shares for each 1,000 shares held by such shareholder.

EXHIBIT 13

The Board resolved a capital reduction program.

Date of events: 2008/06/27

Contents:

1. Date of the board of directors resolution: 2008/06/27

2. Reason for the capital reduction: To increase ROE, and the Company will conduct capital reduction and return cash to shareholders.

3. Amount of the capital reduction: NT$19,115,553,820

4. Cancelled shares: 1,911,555,382 shares

5. Capital reduction ratio: 16.46705301136%

6. Paid-in capital after the capital reduction: NT$96,968,081,830

7. Scheduled date of the shareholders’ meeting: 2008/08/14

8. Any other matters that need to be specified: None

EXHIBIT 14

The Board resolved to increase capital from capital surplus and issue new shares.

Date of events: 2008/06/27

Contents:

1. Date of the board of directors resolution: 2008/06/27

2. Source of capital increase funds: capital surplus

3. Number of shares issued: 1,911,555,382 shares

4. Par value per share: NT$10

5. Total monetary amount of the issue: NT$19,115,553,820

6. Issue price: N/A

7. Number of shares subscribed by or allotted to employees: N/A

8. Number of shares publicly sold: N/A

9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: Each shareholder will be entitled to receive a stock dividend of 200 shares for each 1,000 shares.

10. Method of handling fractional shares and shares unsubscribed by the deadline: If the stock dividends include any fractional shares, the Company will distribute by cash in accordance with the Company Act. Shareholders concerned may arrange for pooling together their fractional shares to form one full share and register the same within 5 days after the record date. For the fractional share which cannot be pooled, the distribution will be made in the form of cash in dollar amount calculated at par value. Such fractional shares will be purchased by persons arranged by the Chairman.

11. Rights and obligations of the newly issued shares: same as existing shares

12. Utilization of the funds from the capital increase: Adjust the Company’s capital structure.

13. Any other matters that need to be specified: None.

EXHIBIT 15

Chunghwa Telecom’s board of directors resolved to convene the Company’s extraordinary general shareholders’ meeting on August 14, 2008.

Date of events: 2008/06/27

Contents:

1. Date of the board of directors resolution: 2008/06/27

2. Date for convening the special shareholders’ meeting: 2008/08/14

3. Location for convening the special shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minchu Road, Banciao City, Taipei County, Taiwan)

4. Cause or subjects for convening the meeting:

Discussion Items:

a. To approve the proposal for conversion of the capital surplus into capital of the Company and issuance of new shares

b. To approve the proposal for the capital reduction and issuance of cash dividends

5. Book closure starting date: 2008/07/16

6. Book closure ending date: 2008/08/14

7. Any other matters that need to be specified: None

EXHIBIT 16

Announcement of the procurement of ROADM Network Equipment totaled NT$532,444,776.

Date of events: 2008/07/01

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Procurement project of ROADM Network Equipment

2. Date of the occurrence of the event: 2007/07/02~2008/07/01

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$532,444,776

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TECOM CO., LTD.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom Material

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 17

Replacement of Representatives of Juristic Person Supervisor.

Date of events: 2008/07/03

Contents:

1. Date of occurrence of the change: 2008/07/03

2. Name of juristic-person director/ supervisor: National Development Fund, Executive Yuan

3. Name and resume of the replaced person: Yeong-Chwan Hwang; Supervisor; Comptroller of Accounting Department, Ministry of Finance; Master of Accounting, Soochow University.

4. Name and resume of the replacement: Ming-Shyan Yang; Supervisor; Controller and Director, Accounting Management Center, DGBAS, Executive Yuan; Bachelor of Accounting, National Cheng chi University.

5. Reason for the change: In accordance with the provisions set forth in Article 27 of Company Act.

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2008/07/03

8. Any other matters that need to be specified: None

EXHIBIT 18

Clarification of the report Sep. 30, 2008 be the ex-date for 2007 cash and stock dividend and Oct. 30 be the payment date of cash dividend.

Date of events: 2008/07/03

Contents:

1. Name of the reporting media: Commercial Times, United News, Liberty Times

2. Date of the report: 2008/07/03

3. Content of the report: Chunghwa Telecom’s ex-date for 2007 cash and stock dividend to be Sep. 30, 2008 and the payment date of cash dividend to be Oct. 30, 2008.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: After the authority approves the company’s 2007 earnings distribution and capital increasement from earnings and capital surplus, the company’s Chairman, who is authorized, will set the record date for dividend distribution.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 19

Announcement of the procurement of Expansion of High Performance Edge Router Network Device.

Date of events: 2008/07/08

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The procurement of Expansion of High Performance Edge Router Network Device

2. Date of the occurrence of the event: 2007/07/09~2008/07/08

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$514,434,891

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Syscom Computer Engineering Co.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom material

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 20

Chunghwa Telecom announces its unaudited revenue for June under ROC GAAP.

Date of events: 2008/07/10

Contents:

1. Date of occurrence of the event: 2008/07/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of June 2008, total revenue decreased by 0.9% year-over-year to NT$15.73 billion. Operating income for the month was NT$5.29 billion, net income NT$4.64 billion, EPS NT$0.48. For the first six months this year, total revenue was NT$93.37 billion, a 1.1% increase year-over-year. Operating income for the first six months was NT$31.64 billion, net income NT$23.32 billion, EPS NT$2.40.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 21

Announce acting spokesperson of the Company.

Date of events: 2008/07/10

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Acting spokesperson

2. Date of occurrence of the change: 2008/07/10

3. Name, title, and resume of the replaced person: None

4. Name, title, and resume of the replacement: Ming-Nan Huong, Senior Managing Director of Finance Department

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): new replacement

6. Reason for the change: New assignment of Senior Managing Director of Finance Department

7. Effective date: 2008/07/10

8. Contact telephone number of the replacement: 02-2344-2809

9. Any other matters that need to be specified: None

EXHIBIT 22

Chunghwa Telecom

July 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Jun	Invoice amount	18,970,470	17,833,568	(+)1,136,902	(+)6.38%
Jun	Invoice amount	106,098,871	105,327,217	(+)771,654	(+)0.73%
Jun	Net sales	15,731,247	15,872,461	(-)141,214	(-)0.89%
Jun	Net sales	93,367,447	92,325,837	(+)1,041,610	(+)1.13%

b	Trading purpose : None